

September 12, 2023

Tom L. Ward
Chief Executive Officer
Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, Oklahoma 73134

>   **Re: Mach Natural Resources LP**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted August 30, 2023**
>   **CIK No. 0001980088**

Dear Tom L. Ward:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Summary of Reserve, Production and Operating Data
Summary of Reserves, page 24

1.   Please expand the tabular presentation of reserves by individual product type, as of June 30, 2023, to additionally identify the net quantities of probable reserves as developed and/or undeveloped. This comment also applies to the tabular presentation of reserves on page 126 and in Exhibit 99.4. Refer to the disclosure requirements in Item 1202(a)(2) of Regulation S-K.

Risk Factors
Risks Related to Our Business
The development of our estimated PUDs..., page 31

2. Please expand the risk factor to additionally discuss the development of your probable undeveloped reserves, including the dollar amount and the sources of the estimated future development capital required to convert the probable undeveloped reserves as of June 30, 2023. Refer to the requirements in Rule 4-10(a)(26) of Regulation S-X.

Executive Compensation and Other Information
Equity Incentives, page 154

3. Please expand your disclosure to include the information included in your response to prior comment 11.

Certain Relationships and Related Party Transactions, page 160

4. We note your response to prior comment 12 and reissue the comment in part. Please revise to provide all of the disclosure required by Item 404 of Regulation S-K. For example, please revise to clarify the related party relationship.

Financial Statements
Mach Natural Resources LP
Pro Forma Condensed Consolidated Financial Statements, page F-2

5. Please expand your disclosure to explain how you determined BCE-Mach III LLC was the Predecessor, similar to the explanation provided in your response to prior comment 14.

BCE-Mach III LLC
Historical Financial Statements, page F-11

6. Please confirm your understanding that there will be no lapse in audited periods for the Predecessor, such that any Predecessor interim financial statement period prior to the Reorganization Transactions will be audited when audited financial statements for the period after the Reorganization Transactions are presented in a filing.

Tom L. Ward
Mach Natural Resources LP
September 12, 2023
Page 3

You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. For engineering related questions, contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Rigdon